



17009400

Mai _____ ~Washington, D.C. 20549

Section

MAR ANNUAL AUDITED REPORT
0 1 2017 FORM X-17A-5

Washington DC PART III

406

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| SEC FILE NUMBER |
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| 8-50313 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/16

MM/DD/YY                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Towne Lake Parkway, Building 200, Suite 130

(No. and Street)

Woodstock                     GA                     30189

(City)                     (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Preston Spears                                          (770) 655-8069

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp

(Name – if individual, state last, first, middle name)

21860 Burbank Blvd., Suite 150    Woodland Hills    CA    91367

(Address)                     (City)                     (State)                     (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, Preston Spears _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM Securities, Inc. _____, as of December, 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CAROLYN PREAVETT
Notary Public - State of Georgia
Cherokee County
My Commission Expires Feb 20, 2019

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TCM SECURITIES INC.

## Table of Contents


# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

We have audited the accompanying statement of financial condition of TCM Securities, Inc. as of December 31, 2016 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of TCM Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCM Securities, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of TCM Securities, Inc.'s financial statements. The supplemental information is the responsibility of TCM Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

3

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

4

# TCM SECURITIES, INC.

## Statement of Financial Condition
## December 31, 2016

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents ( Note 1 ) | $ | 112,731 |
| Other Current Assets (Note 2) | | 57,219 |
| Total assets | $ | 169,950 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:

| | | |
|---|---|---|
| Current liabilities | $ | 49,559 |
| Due to/from TIA | | - |
| Income Taxes Payable | | - |
| Total liabilities | $ | 49,559 |

Stockholders' equity ( Notes 4 and 5 )

| | | |
|---|---|---|
| Common stock - $.10 par value, 5,000 shares authorized, issued and outstanding | $ | 500 |
| Paid in Capital | | 659,826 |
| Retained deficits | | (539,935) |
| Total stockholders' equity | $ | 120,391 |
| Total liabilities and stockholders' equity | $ | 169,950 |

*The accompanying notes are an integral part of these financial statements*

# TCM SECURITIES, INC.

## Statement of Operations
## For the year ended December 31, 2016

REVENUE

| | | |
|---|---|---|
| Total revenue | $ | 1,509,442 |

EXPENSES:

| | | |
|---|---|---|
| Professional fees | $ | 33,962 |
| Regulatory fees | | 73,156 |
| Commission expense | | 1,007,818 |
| Rent expense | | 13,500 |
| Other operating expenses | | 470,212 |
| Total expenses | $ | 1,598,648 |

| | | |
|---|---|---|
| NET LOSS BEFORE INCOME TAXES | $ | (89,206) |
| Provision for income tax | | - |
| NET LOSS | $ | (89,206) |

*The accompanying notes are an integral part of these financial statements*

6

# TCM SECURITIES, INC.

## Statement of Changes in Stockholders' Equity
## For the year ended December 31, 2016

| | Capital Stock | Paid in Capital | Retained Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| Beginning balance January 1, 2011 | $ 500 | $ 660,826 | $ (647,163) | $ 14,163 |
| Adjusments: | | (1,000) | 1,000 | |
| | | | (1,613) | (1,613) |
| Adjusted Beginning balance January 1, 201 | $ 500 | $ 659,826 | $ (647,776) | $ 12,550 |
| Net Income | | | 17,532 | 17,532 |
| Ending balance December 31, 2011 | $ 500 | $ 659,826 | $ (630,244) | $ 30,082 |
| Net Income | | | 27,209 | 27,209 |
| Ending balance December 31, 2012 | $ 500 | $ 659,826 | $ (603,035) | $ 57,291 |
| Net Income | | | 22,056 | 22,056 |
| Ending balance December 31, 2013 | $ 500 | $ 659,826 | $ (580,979) | $ 79,347 |
| Net Income | | | 58,535 | 58,535 |
| Ending balance December 31, 2014 | $ 500 | $ 659,826 | $ (522,444) | $ 137,882 |
| Net Income | | | 71,715 | 71,715 |
| Ending balance December 31, 2015 | $ 500 | $ 659,826 | $ (450,729) | $ 209,597 |
| Net Loss | | | (89,206) | (89,206) |
| Ending balance December 31, 2016 | $ 500 | $ 659,826 | $ (539,935) | $ 120,391 |

*The accompanying notes are an integral part of these financial statements*

# TCM SECURITIES, INC.

## Statement of Cash Flows
## For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net Loss (before taxes) | $ | (89,206) |
| Adjustments to reconcile net loss to net cash provided/(used) by operating activities: | | |
| (Increase) decrease in: | | |
| Accounts Receivable | | 15,602 |
| Other Assets | | 80,005 |
| Income Tax Benefit | | - |
| Prepaid Expenses | | 1,808 |
| Increase (decrease) in: | | |
| Accounts Payable | | (560) |
| Due to/from Related Parties | | - |
| Accrued Income Tax | | (5,000) |
| Total adjustments | $ | 91,855 |
| Net cash provided (used) in operating activities | $ | 2,649 |
| | | |
| Increase in cash | $ | 2,649 |
| Cash - beginning of year | $ | 110,082 |
| Cash - end of period | $ | 112,731 |
| | | |
| Interest | | - |

*The accompanying notes are an integral part of these financial statements*

## Note 1: Organization

Taylor Capital Management Inc. (the "Company"), a Georgia corporation, was formed on December 22, 1993. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2013 were Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding. On August 29, 2012 the Company changed its name to TCM Securities Inc.

The Company has incurred cumulative losses of approximately $539,935 since its inception.

## Note 2: Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

### Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2016, the Company had the cash balance of $112,731.

### Revenue Recognition

The Company generates income from commission and related brokerage fees as transaction fees. Securities transactions are recorded on a trade date basis and the Company recognizes revenue when the transactions are completed.

Note 2:   **Summary of Significant Accounting Policies (continued)**

**Commission expense**

At present the Company has a total of 80 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2016, the Company recorded $1,007,818 as commission expense. The Company paid a total of $982,899 and accrued the remaining balance of $24,919 as a liability.

**Comprehensive Income**

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2016.
The firm did not have any adjustments that would have made comprehensive income different from net income.

**Other Current Assets**

The Other Current Assets on the Balance Sheet Are $57,219, of which $17,611 were allowable assets as recorded on the Company's FOCUS report. Below are the items that are non-allowable assets as recorded on the Company's FOCUS report.

| Account Title | Amount |
|---|---|
| PAIB account – Pershing LLC | $ 4,985 |
| Prepaid expenses | $ 19,853 |
| FINRA/CRD Deposit | $ 335 |
| Due To & From Triumph Wealth | $ 2,171 |
| Due To & From Triumph Insurance | $ 12,264 |
| Total | $ 39,608 |

Note 3:   **Securities owned**

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4:   **Income taxes**

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on

differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the difference are expected to be reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for the tax years 2013, 2014 and 2015, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

## Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC820 Measurements and Disclosures," for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short- term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

## Note 6: <u>Recently issued accounting standards (continued)</u>

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2016 various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| <u>ASU No.</u> | <u>Title</u> | <u>Effective Date</u> |
| --- | --- | --- |
| 2014-01 | Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force) | For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted. |
| 2014-02 | Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity | The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. |

| 2011-10 | Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force) | After December 15, 2014 |
|---|---|---|

## Note 6:  Recently issued accounting standards (continued)

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 7:  Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31,2016 the Company had a net capital requirements of approximately $80,783 and the Excess Net Capital is $75,783 with minimum Net Capital of $5,000 respectively. The Company's net capital ratio was 61.35% which is less than 15:1.

## Note 8:  Financial instrument with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

## Note 9:  Office lease

The Company TCM Securities, Inc. signed an agreement for office space sub-lease with Triumph Advisors Ltd. "Landlord" wherein the landlord, in consideration of lease payment, leases to tenant a 48 square foot office area [the "premises"]. Both the Company and the landlord are located and conduct business from an office building located at 2230 Towne Lake Parkway, Building 800 Suite 130, Woodstock, GA 30189. The term of the lease starts on December 16, 2015 and will be on a month to month basis and terminates upon the agreement of both parties. The lease payment is $1,125 per month. Rent expense for 2016 is $13,500.

**Note 9: Office lease (cont.)**

In addition, the landlord has agreed to pay the following expenses of the Company.
- Postage and courier
- Use administrative and janitorial services
- Use of office supplies and equipment
- Use of phone and internet service

**Note 10: Subsequent Events**

These financial statements were approved by management and available for issuance on February 23, 2017 Subsequent events have been evaluated through this date.

# TCM SECURITIES, INC.

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2016

|  | Focus 12/31/16 | Audit 12/31/16 | Change |
|---|---|---|---|
| Stockholder's equity, December 31, 2016 | $ 120,391 | $ 120,391 | $ - |
| Subtract - Non allowable assets: | | | |
| Other asset | (39,608) | (39,608) | - |
| Tentative net capital | $ 80,783 | $ 80,783 | - |
| Haircuts: | - | - | - |
| NET CAPITAL | $ 80,783 | $ 80,783 | $ - |
| Minimum net capital | (5,000) | (5,000) | - |
| Excess net capital | $ 75,783 | $ 75,783 | $ - |
| Aggregate indebtedness | $ 49,559 | $ 49,559 | $ - |
| Ratio of aggregate indebtedness to net capital | 61.35% | 61.35% | |

There was no difference noted between the Audit and Focus report
as of December 31, 2016.

*The accompanying notes are an integral part of these financial statements*

**Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

**Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3**

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

*The accompanying notes are an integral part of these financial statements*


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

We have reviewed management's statements, included in the accompanying TCM Securities, Inc. Exemption Report in which (1) TCM Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCM Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that TCM Securities, Inc. , met the identified exemption provision throughout the most recent fiscal year without exception. TCM Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017



February 23, 2017

Dave Banerjee, CPA
21860 Burbank Blvd, Suite 150
Woodland Hills, CA 91367

Re: Assertions /Regarding Exemption Provisions

Gentlemen:

We, as members of management of TCM Securities, Inc., ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions or Rule 15c3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2016 through December 31, 2016.

TCM Securities, Inc.

By:

Dennis Taylor
CFO & Compliance Officer

Taylor Capital Management, Inc.
2230 Towne Lake Parkway | Bldg 800-Ste 130 | Woodstock, GA 30189
Main 404-889-8733 | 404-889-8748 Fax